Exhibit 99.1

For immediate release

SKIN STEROL PROVIDES NEW INFORMATION ABOUT HEART DISEASE RISK

Calgary, Alberta (October 26, 2004) --- The ability to identify those at greatest risk for heart disease remains a significant public health challenge. The accumulation of sterol in the skin tissues, as measured by the PREVU* Point of Care Sterol Test, provides new information about a patient’s risk of coronary artery disease (CAD), according to data presented yesterday at the annual Canadian Cardiovascular Congress. Additionally, skin sterol, specifically skin tissue cholesterol, measured non-invasively, may have value in stratifying patients with established CAD who have been treated with cholesterol-lowering medications.

“Our findings confirm previous clinical evidence that skin sterol provides new information about heart disease risk independent of blood cholesterol and other traditional risk factors,” said Dr. Milan Gupta, Assistant Clinical Professor, Department of Medicine, McMaster University, in Hamilton, Ontario, and Cardiologist, Division of Cardiology, William Osler Health Centre, in Brampton, Ontario, principal investigator of the clinical trial. “Additionally, we have gained important new data about skin sterol levels in high-risk patients, particularly patients with a history of angina and diabetes.”

The abstract presented at the conference, held in Calgary, Alberta, was Skin Tissue Cholesterol is Associated with Angina, Diabetes and History of Stroke/TIA in Subjects with Coronary Artery Disease, by Dr. Milan Gupta; Michelle Tsigoulis; and Michael Evelegh, PhD, of IMI International Medical Innovations.

About the Study
Skin sterol was evaluated in 300 patients with proven CAD, 90% of whom were taking statins. Patients were examined at baseline and annual clinic visits as part of the PRACTICE clinical registry (Prospective Assessment of Cardiovascular Risk and Treatment in Canadians of Varying Ethnicity), which is ongoing. Other novel markers of risk measured in the study included hs-CRP, lipoprotein (a), apolipoprotein B and measures of insulin sensitivity.

Key findings of the study included:

•	Skin sterol appears to provide new information about CAD risk;
•	Skin sterol levels were elevated in high-risk subjects, demonstrating a positive correlation to angina (p=0.01) and diabetes (p=0.001) when adjusted for age and race;
•	Serum, or blood, markers were not positively correlated with prior stroke, angina or diabetes; and
•	Skin sterol values were higher in Caucasians than in non-Caucasians (p=0.002).

Previous studies of patients not taking cholesterol-lowering medications have shown that skin sterol and blood cholesterol are not correlated, but that there is a relationship between skin sterol and history of heart attacks, as well as a correlation to various markers of cardiovascular risk, including Framingham risk score, ICAM-1, coronary calcium, and coronary artery disease.

Skin sterol tests are marketed worldwide by McNeil Consumer Healthcare under the brand name PREVU* Skin Sterol Test and were developed by IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME).

About PREVU*
PREVU* Point of Care Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of sterol in the skin tissue. Clinical studies have shown that high levels of skin sterol are correlated with higher incidence of CAD as measured by angiography and Electron Beam Computed Tomography. PREVU* POC has been approved for sale in Canada, the U.S. and Europe.

About McNeil
McNeil Consumer Healthcare is a member of the Johnson & Johnson family of companies that manufactures and sells innovative health care and consumer products in Canada and around the world. McNeil’s Canadian head office is located in Guelph, Ontario.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause IMI’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of IMI’s products, reliance on third-party manufacturers, the competitiveness of IMI’s products if successfully commercialized, the ability of IMI to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while IMI routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult IMI’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

IMI International Medical Innovations
Canada
Sarah Borg-Olivier	Alison O’Mahony
Director, Communications	NATIONAL PharmaCom
416-222-3449 ext.27	416-848-1462
sbolivier@imimedical.com	aomahony@national.ca

U.S.
Jane Lin/John Nesbett
The Investor Relations Group
212-825-3210
mail@investorrelationsgroup.com

McNeil Consumer Healthcare
Lan Lai-Minh
Director of Communications
519-826-6226 (ext. 5215)
llaiminh@mccca.jnj.com